SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of July 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                 RYANAIR ANNOUNCES NEW STAFF SHARE OPTIONS PLAN

Ryanair, Europe's No.1 low fares airline, today (Thursday, 29th July 2004) confirmed a second grant on its share option scheme for all permanent staff. Share options will average 20% of their pay at a strike price of EUR4.41. No employee will receive less than EUR4,200.00 in this allocation. This is the second tranche of shares issued to staff since the Company floated in 1997 and is Revenue Commissioners approved and therefore qualifies for capital gains tax of 20%.

Since 1998, Ryanair's people have shared in the Company's success with over 30 million shares granted at a value of over EUR130M.

All qualifying staff at Ryanair will shortly receive information outlining their share option value and the amount of allocated shares. Ryanair CEO, Michael O'Leary said:

        "Although the European airline industry is enduring difficult times, all Ryanair's staff are working hard to ensure Ryanair provides the lowest fares and best customer service. We expect the very tough trading conditions to continue and be particularly difficult this coming winter. This new scheme reflects the current low share price and allows our people to share in future increases of the share price.

        "Ryanair continues to demonstrate its commitment to its people by providing rewarding careers with industry leading pay and conditions - this latest update to the staff share scheme is just the latest confirmation of our policy."

Ends.                          Thursday, 29th July 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  29 July 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director